Exhibit 99.07
News release...
Date: 17 October 2007
Ref: PR558q
Third quarter 2007 operations review
•	Near record iron ore production and shipments were achieved in the quarter, and Australian production was 11 per cent ahead of 2006 for the first nine months of the year, despite two derailments which impacted production for the third quarter.

•	Yandicoogina’s capacity of 52 million tonnes per annum was reached during the third quarter, making it the largest single iron ore mine in Australia. The Hope Downs development of a 22 million tonne per annum mine and related infrastructure neared completion.

•	Margins in the Pilbara remain under pressure due to continuing increases in contractor and other mining input costs. Further measures have been put in place to ensure tighter control of manageable costs.

•	Mined copper production fell by six per cent compared with the same quarter of 2006, mainly attributable to lower grades, as expected, at Northparkes and Kennecott Utah Copper.

•	Production of refined copper was 30 per cent above the level of the third quarter of 2006 when the Kennecott Utah Copper smelter was shut down for scheduled maintenance.

•	Higher gold grades at Grasberg contributed to a 35 per cent increase in Rio Tinto’s share of mined gold production compared with the third quarter of 2006.

•	Infrastructure challenges of congested ports and railways in Queensland and New South Wales continued to impact hard coking and thermal coal production in Australia in the third quarter, resulting in a decline of ten and 24 per cent, respectively, compared with the same quarter of the prior year.

•	Third quarter uranium production was five per cent higher than the 2006 comparative period, with the Ranger operation able to process higher grade ore following the successful implementation of dewatering strategies and optimisation of the mine plan. This offset a reduction in Rössing production from lower grades.
All currency figures in this report are US dollars unless otherwise stated
Cont.../
Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
Registered Office: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885

IRON ORE AND IRON
Rio Tinto share of production (000 tonnes)

	Q3 07	vs Q3 06	vs Q2 07	9 mths 07	vs 9 mths 06
Hamersley	27,105	+7%	-3%	79,046	+15%
Robe River	6,381	-16%	-8%	19,773	-5%
IOC (pellets and concentrate)	2,376	-1%	+37%	5,520	-20%
In a very tight iron ore market, the Pilbara Blend product was successfully launched and is delivering improved product consistency to customers.
The investment programme to increase production in the Pilbara region of Australia to 220 million tonnes per annum in 2009 remains on track, and early planning for a further increase to 320 million tonnes per annum capacity around 2012 to 2014 is under way, with a decision expected in 2008.
Near record production and shipments were achieved in the quarter, and Australian production was 11 per cent ahead of 2006 for the first nine months of the year.
Hamersley and Robe River
Completion of the Junction South East expansion has boosted Yandicoogina’s capacity to 52 million tonnes per annum, making it the largest single iron ore mine in Australia. The Hope Downs development of a 22 million tonne per annum mine and related infrastructure, including the Lang Hancock rail spur, neared completion and first ore is expected by early 2008.
Increased production rates from completed brownfield expansions were achieved at Tom Price and Paraburdoo. The Dampier Upgrade B at Parker Point has been successfully completed and the expansion of Cape Lambert port to 80 million tonnes per annum capacity is under way.
Robe River throughput was reduced by a planned 14 day maintenance shutdown of a car dumper at Cape Lambert.
Two derailments in August impacted Hamersley’s operations. The increase in shipments from the Pilbara in recent years has put the rail infrastructure under strain, resulting in a need to upgrade older sections of track. Planned maintenance was brought forward and completed for 12 sections of track with similar characteristics to reduce any risk of further derailments, and the purchase of replacement consists has also been expedited.
HIsmelt
The HIsmelt plant achieved its best quarter of production on record, following the major refurbishment and vessel reline of the previous quarter. The plant operated at up to 80 per cent of nameplate capacity and the three year ramp-up towards achieving 800,000 tonne per annum nameplate capacity in 2008 remains on target.
Iron Ore Company of Canada
Production of concentrates and pellets at the Iron Ore Company of Canada recovered further from the seven week strike which impacted the first and second quarters of the year. Pellet production was 42 per cent higher than the second quarter while third quarter concentrate production was 18 per cent higher despite catch-up maintenance following the strike.

ENERGY
US thermal coal
Rio Tinto share of production (000 tonnes)

	Q3 07	vs Q3 06	vs Q2 07	9 mths 07	vs 9 mths 06
Rio Tinto Energy America	31,184	0%	+3%	91,860	-1%
Third quarter production was consistent with the same quarter of 2006. Coal inventories at power utilities have increased following lower demand for power combined with stronger shipments at the end of 2006.
Spring Creek production set a new quarterly record following the successful implementation of the expansion project.
Australian coal
Rio Tinto share of production (000 tonnes)

	Q3 07	vs Q3 06	vs Q2 07	9 mths 07	vs 9 mths 06
Rio Tinto Coal Australia
Hard coking coal	1,564	-10%	-4%	4,635	+6%
Other coal	5,855	-24%	0%	18,746	-20%
Production of hard coking coal was severely impacted by ongoing port constraints and reduced tonnage allotments in Queensland, which curtailed mined production, despite generally favourable market conditions.
In New South Wales, reduced port throughput from coal chain infrastructure limitations continued to impact all sites, offsetting a recovery in production at Rio Tinto subsidiary Coal & Allied, following heavy rains and the declaration of force majeure in June.
An investment programme by the owners and operators of the coal ports at Newcastle and Dalrymple Bay on the eastern seaboard of Australia is expected to increase capacity in the second half of 2008 and into 2009.
Uranium
Rio Tinto share of production (000 lbs)

	Q3 07	vs Q3 06	vs Q2 07	9 mths 07	vs 9 mths 06
Energy Resources of Australia	1,980	+20%	-11%	5,723	+26%
Rössing	1,126	-14%	+16%	3,389	-14%
Production at the Ranger mine was 20 per cent higher in the third quarter, compared with the same quarter of 2006. The successful implementation of various water disposal strategies along with the optimisation of the mine plan made high grade ore available for processing.
Lower grades at Rössing impacted third quarter production compared with the same period of 2006, although there was an improvement compared with the previous quarter.

DIAMONDS AND MINERALS
Diamonds
Rio Tinto share of production (000 carats)

	Q3 07	vs Q3 06	vs Q2 07	9 mths 07	vs 9 mths 06
Argyle	4,865	-42%	+10%	12,749	-39%
Diavik	1,874	+10%	-5%	5,399	+23%
Argyle’s production remained low in Q3 2007 due to continued low feed grade associated with current mining locations. Variability in feed grade and production rates will continue as the open-pit operation approaches the end of its life and the mine transitions to an underground operation.
Production at Diavik was ten per cent higher than the third quarter of 2006 as mining continued to be predominately from the higher grade A154S pipe in 2007 compared with a blend of A154S and A154N pipes in 2006. Third quarter production was five per cent lower than the second quarter when record levels were achieved.
Minerals
Rio Tinto share of production (000 tonnes)

	Q3 07	vs Q3 06	vs Q2 07	9 mths 07	vs 9 mths 06
Borates	134	-2%	-8%	408	0%
Titanium dioxide feedstocks	356	+5%	-3%	1,075	+4%
Third quarter production of borates and titanium dioxide feedstocks was broadly similar to the same quarter of the prior year as firm demand in Asia Pacific and Europe offset weakness in the US housing market.
ALUMINIUM
Rio Tinto share of production (000 tonnes)

	Q3 07	vs Q3 06	vs Q2 07	9 mths 07	vs 9 mths 06
Rio Tinto Aluminium
Bauxite	4,651	+15%	+10%	13,113	+12%
Alumina	679	-17%	-1%	2,024	-17%
Aluminium	216.2	0%	0%	644.4	+2%
Third quarter bauxite production was 15 per cent above the third quarter of 2006 and ten per cent above the previous quarter, reflecting increased capacity from the commissioning of the second shiploader.
Alumina production at Yarwun was consistent with the level of the third quarter of 2006. Rio Tinto’s overall share of alumina production in the third quarter of 2007 was slightly ahead of the previous year on a comparable basis, but 17 per cent lower taking into account the sale of Eurallumina in October 2006.
Production at the aluminium smelters was comparable with the third quarter of 2006 and the previous quarter of 2007. Year to date production was two per cent higher than 2006.

COPPER
Rio Tinto share of production

	Q3 07	vs Q3 06	vs Q2 07	9 mths 07	vs 9 mths 06
Kennecott Utah Copper
Mined copper (000 tonnes)	49.5	-28%	-11%	159.2	-20%
Refined copper (000 tonnes)	68.7	+25%	+1%	206.3	+7%
Molybdenum (000 tonnes)	3.5	-26%	-9%	11.9	-5%
Mined gold (000 ozs)	88	-35%	-27%	317	-24%
Refined gold (000 ozs)	128	-6%	-12%	390	-1%
Escondida
Mined copper (000 tonnes)	101.2	+25%	-4%	317.9	+8%
Refined copper (000 tonnes)	16.1	+77%	-18%	55.7	+140%
Grasberg JV
Mined copper (000 tonnes)	7.5	-10%	+34%	18.9	-38%
Mined gold (000 ozs)	149	+1777%	+54%	320	+787%
Kennecott Utah Copper
A five day planned maintenance shutdown at the concentrator in the third quarter impacted the quantity of ore treated, resulting in lower mined copper and gold production. Metal head grades for the quarter and the first nine months of 2007 were lower than their respective 2006 comparative periods.
Lower molybdenum production in the third quarter compared with the same period in 2006 was a result of lower ore grade and high limestone levels in the orebody.
Refined copper production in the third quarter of 2007 was higher than the 2006 comparative period attributable to the shutdown of the smelter for major maintenance having commenced in the third quarter of 2006.
Escondida
Third quarter mined copper production was 25 per cent above the corresponding quarter of 2006, reflecting higher grades and higher throughput in 2007 and the strike in 2006. Refined copper production increased by 77 per cent compared with the third quarter of 2006 when sulphide leach production was ramping up to capacity.
Grasberg
Changes in the metal sharing rate for 2007 were a major factor in lowering Rio Tinto’s share of copper production and increasing its share of gold production in the third quarter of 2007, compared with the same quarter of 2006.
Other copper operations
Lower copper production at Northparkes was attributable to a significant decline in grades in the E26 block cave, as anticipated, as this resource nears the end of its life ahead of bringing E48 into production.

EXPLORATION AND EVALUATION
Pre-tax expenditure on exploration and evaluation charged to the profit and loss account in the first nine months of 2007 was $348 million compared with $175 million in same period of 2006. $76 million of this expenditure was charged against business unit earnings.
A summary of activity for the period is as follows:

Product Group	Advanced projects	Greenfield programmes
Aluminium		Brazil, Australia

Copper	Sulawesi nickel, Indonesia:	Russia (Rio Nor JV), Kazakhstan, US,
	Contract of Work negotiations	Mexico, Chile, Peru, Argentina,
	progressed.	southern and central Africa.
Lakeview nickel-copper, US:
order of magnitude study ready
to commence.

Diamonds & Minerals	Bunder diamonds, India: Chilubane and Mutamba ilmenite	India, Canada, Russia, Mauritania and Mali (diamonds): Australia,
	(formerly Xai Xai and	Canada, US, Turkey, Serbia
	Inhambane), Mozambique:	(industrial minerals)
Jarandol and Jadar borates,
Serbia: and Namekara
vermiculite, Uganda: order of
magnitude studies continued.

Energy	Huren Gol coal, Mongolia and	Colombia, Canada, US, southern
	Landazuri coal, Colombia: coal	Africa and Mongolia
measures intersected in drilling.

Iron Ore	Pilbara, Australia: delineation	Brazil ,Guinea, and Gabon
drilling continued at several
advanced prospects.
Mine lease exploration continued at a number of Rio Tinto businesses including Kennecott Utah Copper, Northparkes, Greens Creek, Energy Resources of Australia, Rössing, Argyle, Diavik and Pilbara Iron. Drill activity has increased at Rössing due to encouraging exploration results.
Pre-feasibility or feasibility work progressed on a number of projects including Resolution (copper/gold, US), La Granja (copper, Peru), Eagle (nickel/copper, US), Potasio Rio Colorado (potash, Argentina), Simandou (iron ore, Guinea) and several Pilbara iron ore deposits.

For further information, please contact:

Media Relations, London Christina Mills	Media Relations, Australia Ian Head
Office: +44 (0) 20 8080 1306 Mobile: +44 (0) 7825 275 605	Office: +61 (0) 3 9283 3620 Mobile: +61 (0) 408 360 101

Nick Cobban	Amanda Buckley
Office: +44 (0) 20 8080 1305	Office: +61 (0) 3 9283 3627
Mobile: +44 (0) 7920 041 003	Mobile: +61 (0) 419 801 349

Investor Relations, London Nigel Jones	Investor Relations, Australia Dave Skinner
Office: +44 (0) 20 7753 2401 Mobile: +44 (0) 7917 227 365	Office: +61 (0) 3 9283 3628 Mobile: +61 (0) 408 335 309

David Ovington Office: +44 (0) 20 7753 2326	Investor Relations, North America Jason Combes
Mobile: +44 (0) 7920 010 978	Office: +1 (0) 801 685 4535 Mobile: +1 (0) 801 558 2645
Email: questions@riotinto.com
Website: www.riotinto.com
High resolution photographs available at: www.newscast.co.uk

RIO TINTO PRODUCTION SUMMARY
RIO TINTO SHARE OF PRODUCTION

								% CHANGE
			QUARTER					Q3 07	Q3 07	9 mths 07
			2006	2007	2007	9 MONTHS		vs	vs	vs
			Q3	Q2	Q3	2006	2007	Q3 06	Q2 07	9 mths 06
Principal Commodities
Alumina	(‘000 t	)	821	685	679	2,452	2,024	-17%	-1%	-17%
Aluminium	(‘000 t	)	215.2	216.5	216.2	629.0	644.4	0%	0%	2%
Borates	(‘000 t	)	137	145	134	408	408	-2%	-8%	0%
Coal — hard coking coal	(‘000 t	)	1,732	1,633	1,564	4,393	4,635	-10%	-4%	6%
Coal — other Australian	(‘000 t	)	7,665	5,850	5,855	23,376	18,746	-24%	0%	-20%
Coal — US	(‘000 t	)	31,302	30,318	31,184	92,463	91,860	0%	3%	-1%
Copper — mined	(‘000 t	)	182.8	186.5	172.5	593.6	557.1	-6%	-8%	-6%
Copper — refined	(‘000 t	)	75.6	100.7	98.7	245.1	301.0	30%	-2%	23%
Diamonds	(‘000 cts)		10,071	6,413	6,770	25,602	18,216	-33%	6%	-29%
Gold — mined	(‘000 ozs)		249	327	335	709	941	35%	3%	33%
Gold — refined	(‘000 ozs)		137	147	128	395	390	-6%	-12%	-1%
Iron ore	(‘000 t	)	35,740	37,117	36,390	97,723	105,751	2%	-2%	8%
Titanium dioxide feedstock	(‘000 t	)	338	367	356	1,035	1,075	5%	-3%	4%
Uranium	(‘000 lbs)		2,962	3,207	3,105	8,487	9,112	5%	-3%	7%

Other Metals & Minerals
Bauxite	(‘000 t	)	4,036	4,233	4,651	11,695	13,113	15%	10%	12%
Lead	(‘000 t	)	3.2	2.8	3.3	8.5	9.0	0%	18%	6%
Molybdenum	(‘000 t	)	4.7	3.8	3.5	12.6	11.9	-26%	-9%	-5%
Pig Iron	(‘000 t	)	15	0	29	34	42	90%	—	23%
Salt	(‘000 t	)	1,447	958	1,012	4,098	3,087	-30%	6%	-25%
Silver — mined	(‘000 ozs)		3,543	3,480	3,371	9,993	10,124	-5%	-3%	1%
Silver — refined	(‘000 ozs)		1,148	1,014	1,164	3,554	3,048	1%	15%	-14%
Talc	(‘000 t	)	340	326	318	1,066	997	-6%	-3%	-7%
Zinc	(‘000 t	)	7.6	7.5	9.6	23.2	25.9	27%	29%	12%
Throughout this report, figures in italics indicate adjustments made since the figure was previously quoted on the equivalent page.
Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result between the total of the quarter figures and the nine month figures.
Third quarter 2007 operations review

RIO TINTO SHARE OF PRODUCTION

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2006	2006	2007	2007	2007	2006	2007

ALUMINA
Production (‘000 tonnes)
Eurallumina (a)	0%	158	52	—	—	—	461	—
Queensland Alumina	39%	361	384	365	362	377	1,111	1,104
Yarwun (b)	100%	302	360	296	323	301	880	920

Rio Tinto total alumina production		821	795	661	685	679	2,452	2,024

ALUMINIUM
Refined production (‘000 tonnes)
Anglesey	51%	18.7	18.1	17.5	18.9	18.8	55.3	55.2
Bell Bay	100%	45.1	45.5	43.6	45.0	44.8	132.0	133.4
Boyne Island	59%	82.7	81.0	81.7	82.3	82.2	244.0	246.3
Tiwai Point	79%	68.8	71.2	68.9	70.2	70.4	197.7	209.5

Rio Tinto total aluminium production		215.2	215.8	211.7	216.5	216.2	629.0	644.4

BAUXITE
Production (‘000 tonnes)
Weipa	100%	4,036	4,444	4,229	4,233	4,651	11,695	13,113

BORATES
Production (‘000 tonnes B2O3 content)
Rio Tinto Minerals — borates	100%	137	145	129	145	134	408	408

COAL — HARD COKING
Rio Tinto Coal Australia (‘000 tonnes)
Hail Creek Coal	82%	1,119	1,193	1,124	1,032	864	2,533	3,020
Kestrel Coal	80%	613	324	314	601	700	1,860	1,615

Rio Tinto total hard coking coal production		1,732	1,516	1,438	1,633	1,564	4,393	4,635

COAL — OTHER *
Rio Tinto Coal Australia (‘000 tonnes)
Bengalla	30%	490	434	398	324	422	1,245	1,144
Blair Athol Coal	71%	1,840	1,911	1,667	1,580	1,374	5,348	4,622
Hunter Valley Operations	76%	2,161	2,180	2,004	1,818	1,774	6,924	5,596
Kestrel Coal	80%	213	121	151	271	261	570	684
Mount Thorley Operations	61%	453	595	497	252	396	1,765	1,145
Tarong Coal	100%	1,713	1,778	1,736	1,021	872	5,200	3,629
Warkworth	42%	796	764	586	584	756	2,324	1,926

Total Australian other coal		7,665	7,782	7,041	5,850	5,855	23,376	18,746

Rio Tinto Energy America (‘000 tonnes)
Antelope	100%	7,760	7,640	7,691	7,682	7,601	23,109	22,975
Colowyo	(c )	1,431	1,358	1,224	1,342	1,280	4,396	3,846
Cordero Rojo	100%	8,775	9,524	9,060	9,034	8,622	26,571	26,716
Decker	50%	775	866	744	784	833	2,358	2,361
Jacobs Ranch	100%	9,220	9,646	8,537	8,478	8,750	26,612	25,764
Spring Creek	100%	3,341	3,764	3,100	2,999	4,099	9,417	10,198

Total US coal		31,302	32,797	30,357	30,318	31,184	92,463	91,860

Rio Tinto total other coal production		38,967	40,580	37,398	36,169	37,039	115,839	110,606

COPPER
Mine production (‘000 tonnes)
Bingham Canyon	100%	68.9	66.4	54.1	55.6	49.5	199.1	159.2
Escondida	30%	81.1	99.8	111.5	105.2	101.2	294.2	317.9
Grasberg — Joint Venture (d)	40%	8.3	15.8	5.8	5.6	7.5	30.4	18.9
Northparkes	80%	16.8	17.8	13.7	9.9	5.6	48.8	29.2
Palabora (e)	58%	7.8	10.0	13.0	10.2	8.7	21.0	31.9

Rio Tinto total mine production		182.8	209.8	198.1	186.5	172.5	593.6	557.1

Refined production (‘000 tonnes)
Escondida	30%	9.1	17.1	19.9	19.7	16.1	23.2	55.7
Kennecott Utah Copper	100%	55.1	24.2	69.7	67.9	68.7	193.7	206.3
Palabora (e)	58%	11.4	12.7	12.0	13.2	13.8	28.2	39.0

Rio Tinto total refined production		75.6	54.0	101.6	100.7	98.7	245.1	301.0

DIAMONDS
Production (‘000 carats)
Argyle	100%	8,330	8,026	3,470	4,414	4,865	21,052	12,749
Diavik	60%	1,697	1,495	1,551	1,975	1,874	4,402	5,399
Murowa	78%	44	39	12	24	31	148	67

Rio Tinto total diamond production		10,071	9,561	5,033	6,413	6,770	25,602	18,216

Mine production figures for metals refer to the total quantity of metal produced in concentrates or doré bullion irrespective of whether these products are then refined on-site.

*	Coal — other includes thermal coal and semi-soft coking coal.
See footnotes on page 11.
Third quarter 2007 operations review

RIO TINTO SHARE OF PRODUCTION (continued)

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2006	2006	2007	2007	2007	2006	2007

GOLD
Mine production (‘000 ounces)
Barneys Canyon	100%	5	3	2	3	3	12	8
Bingham Canyon	100%	131	118	106	117	86	405	309
Cortez/Pipeline	40%	55	61	45	61	53	116	160
Escondida	30%	11	14	14	14	14	37	42
Grasberg — Joint Venture (d)	40%	8	59	74	97	149	36	320
Greens Creek	70%	11	13	11	11	13	31	35
Northparkes	80%	23	21	20	17	12	55	50
Rawhide	51%	3	3	3	3	2	10	8
Others	—	3	3	3	3	3	7	8

Rio Tinto total mine production		249	294	278	327	335	709	941

Refined production (‘000 ounces)
Kennecott Utah Copper	100%	137	67	115	147	128	395	390

IRON ORE & IRON
Production (‘000 tonnes)
Channar	60%	1,591	1,591	1,585	1,743	1,554	4,288	4,881
Corumbá	100%	538	549	460	424	528	1,433	1,413
Eastern Range	(f)	2,326	2,112	2,166	1,670	1,562	6,102	5,397
Hamersley	100%	21,304	20,964	20,161	24,617	23,990	58,244	68,767
Iron Ore Company of Canada	59%	2,412	2,519	1,413	1,730	2,376	6,923	5,520
Robe River	53%	7,570	7,321	6,460	6,932	6,381	20,733	19,773

Rio Tinto total mine production		35,740	35,057	32,245	37,117	36,390	97,723	105,751

Pig iron production (‘000 tonnes)
HIsmelt®	60%	15	19	13	0	29	34	42

LEAD
Mine production (‘000 tonnes)
Greens Creek	70%	3.2	3.4	2.9	2.8	3.3	8.5	9.0

MOLYBDENUM
Mine production (‘000 tonnes)
Bingham Canyon	100%	4.7	4.2	4.7	3.8	3.5	12.6	11.9

SALT
Production (‘000 tonnes)
Rio Tinto Minerals — salt (g)	68%	1,447	1,307	1,116	958	1,012	4,098	3,087

SILVER
Mine production (‘000 ounces)
Bingham Canyon	100%	1,033	928	856	981	757	3,286	2,595
Escondida	30%	439	533	563	592	670	1,461	1,825
Grasberg — Joint Venture (d)	40%	87	534	0	114	210	136	323
Greens Creek	70%	1,794	1,754	1,666	1,627	1,607	4,476	4,900
Others	—	190	226	187	166	127	634	480

Rio Tinto total mine production		3,543	3,975	3,272	3,480	3,371	9,993	10,124

Refined production (‘000 ounces)
Kennecott Utah Copper	100%	1,148	598	870	1,014	1,164	3,554	3,048

TALC
Production (‘000 tonnes)
Rio Tinto Minerals — talc	100%	340	325	352	326	318	1066	997

TITANIUM DIOXIDE FEEDSTOCK
Production (‘000 tonnes)
Rio Tinto Iron & Titanium	100%	338	380	351	367	356	1,035	1,075

URANIUM (h)
Production (‘000 lbs U3O8)
Energy Resources of Australia	68%	1,654	2,541	1,507	2,236	1,980	4,551	5,723
Rössing	69%	1,308	1,534	1,292	971	1,126	3,935	3,389

Rio Tinto total uranium production		2,962	4,075	2,799	3,207	3,105	8,487	9,112

ZINC
Mine production (‘000 tonnes)
Greens Creek	70%	7.6	10.2	8.8	7.5	9.6	23.2	25.9

Mine production figures for metals refer to the total quantity of metal produced in concentrates or doré bullion irrespective of whether these products are then refined on-site, except for the data for iron ore which represent production of saleable quantities of ore plus pellets.

See footnotes on page 11.
Third quarter 2007 operations review

RIO TINTO SHARE OF PRODUCTION (continued)
Production data notes
(a)	Rio Tinto sold its 56.2% share in Eurallumina with an effective date of 31 October 2006 and production data are shown up to that date.

(b)	Yarwun was previously known as Comalco Alumina Refinery.

(c)	In view of Rio Tinto Energy America’s responsibilities under a management agreement for the operation of the Colowyo mine, all of Colowyo’s output is included in Rio Tinto’s share of production.

(d)	Through a joint venture agreement with Freeport-McMoRan Copper & Gold (FCX), Rio Tinto is entitled to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998. Rio Tinto’s share of production reflects actual production for the first nine months of 2007.

(e)	Rio Tinto’s shareholding in Palabora varied during 2006 due to the progressive conversion of debentures into ordinary shares.

(f)	Rio Tinto’s share of production includes 100% of the production from the Eastern Range mine. Under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture.

(g)	Rio Tinto increased its shareholding in Rio Tinto Minerals — salt to 68.4% at the beginning of July 2007.

(h)	With effect from the second quarter of 2007 Rio Tinto is reporting uranium production as ‘000 lbs U3O8 rather than tonnes.
Where Rio Tinto’s beneficial interest in an operation has changed, as indicated above, the share of production has been calculated using the weighted average interest over the relevant periods. Rio Tinto percentage interest shown above is at 30 September 2007.
Third quarter 2007 operations review

RIO TINTO OPERATIONAL DATA

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2006	2006	2007	2007	2007	2006	2007

ALUMINIUM

Rio Tinto Aluminium
Weipa mine	100.0%
Queensland, Australia
Beneficiated bauxite production (‘000 tonnes)		4,036	4,444	4,229	4,233	4,651	11,695	13,113
Metal grade bauxite shipments (‘000 tonnes)		4,023	4,451	4,263	4,157	4,774	11,406	13,195
Calcined bauxite production (‘000 tonnes)		49	43	43	45	25	136	112
Eurallumina refinery (a)	0.0%
Sardinia, Italy
Alumina production (‘000 tonnes)		281	92	—	—	—	821	—
Queensland Alumina refinery	38.6%
Queensland, Australia
Alumina production (‘000 tonnes)		936	993	945	938	977	2,877	2,860
Yarwun alumina refinery (b)	100.0%
Queensland, Australia
Alumina production (‘000 tonnes)		302	360	296	323	301	880	920
Anglesey Aluminium smelter	51.0%
United Kingdom
Primary aluminium production (‘000 tonnes)		36.6	35.4	35.2	36.8	36.9	108.4	108.9
Bell Bay smelter	100.0%
Tasmania, Australia
Primary aluminium production (‘000 tonnes)		45.1	45.5	43.6	45.0	44.8	132.0	133.4
Boyne Island smelter	59.4%
Queensland, Australia
Primary aluminium production (‘000 tonnes)		138.0	136.5	136.1	137.8	137.3	408.6	411.2
Tiwai Point smelter	79.4%
New Zealand
Primary aluminium production (‘000 tonnes)		86.5	89.3	86.7	88.2	88.6	247.9	263.4

Rio Tinto Aluminium share
Share of primary aluminium sales (‘000 tonnes)		208.5	233.3	195.5	225.8	211.0	616.7	632.3

(a)	Rio Tinto sold its 56.2% share in Eurallumina with an effective date of 31 October 2006 and production data are shown up to that date.

(b)	Yarwun alumina refinery was previously known as Comalco Alumina Refinery.

BORATES

Rio Tinto Minerals — borates	100.0%
California, US and Argentina Borates (‘000 tonnes) (a)		137	145	129	145	134	408	408

(a) Production is expressed as B2O3 content:
Rio Tinto percentage interest shown above is at 30 September 2007. The data represent full production and sales on a 100% basis unless otherwise stated.
Third quarter 2007 operations review

RIO TINTO OPERATIONAL DATA

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2006	2006	2007	2007	2007	2006	2007

COAL

Rio Tinto Coal Australia
Bengalla mine	30.3%
New South Wales, Australia
Thermal coal production (‘000 tonnes)		1,618	1,433	1,315	1,070	1,394	4,112	3,779
Blair Athol Coal mine	71.2%
Queensland, Australia
Thermal coal production (‘000 tonnes)		2,583	2,682	2,341	2,218	1,929	7,508	6,488
Hail Creek Coal mine	82.0%
Queensland, Australia
Hard coking coal production (‘000 tonnes)		1,365	1,455	1,371	1,259	1,054	3,089	3,683
Hunter Valley Operations	75.7%
New South Wales, Australia
Thermal coal production (‘000 tonnes)		2,435	2,264	2,316	2,020	1,883	7,957	6,219
Semi-soft coking coal production (‘000 tonnes)		419	616	331	381	460	1,188	1,173
Kestrel Coal mine	80.0%
Queensland, Australia
Thermal coal production (‘000 tonnes)		266	151	189	339	326	712	854
Hard coking coal production (‘000 tonnes)		766	404	392	751	875	2,325	2,019
Mount Thorley Operations	60.6%
New South Wales, Australia
Thermal coal production (‘000 tonnes)		494	857	657	280	261	2,045	1,198
Semi-soft coking coal production (‘000 tonnes)		253	125	163	137	393	869	693
Tarong Coal mine	100.0%
Queensland, Australia
Thermal coal production (‘000 tonnes)		1,713	1,778	1,736	1,021	872	5,200	3,629
Warkworth mine	42.1%
New South Wales, Australia
Thermal coal production (‘000 tonnes)		1,803	1,686	1,343	1,172	1,663	5,328	4,178
Semi-soft coking coal production (‘000 tonnes)		90	130	51	216	133	197	400

Total hard coking coal production (‘000 tonnes)		2,131	1,859	1,763	2,010	1,929	5,414	5,702

Total hard coking coal sales (‘000 tonnes)		1,779	1,962	1,776	1,605	1,580	4,470	4,962

Total other coal production (‘000 tonnes) (a)		11,674	11,722	10,443	8,854	9,314	35,116	28,611

Total other coal sales (‘000 tonnes) (b) (c)		11,845	11,173	11,127	9,762	9,322	35,588	30,211

Total coal production (‘000 tonnes)		13,804	13,581	12,206	10,864	11,243	40,529	34,312

Total coal sales (‘000 tonnes)		13,624	13,135	12,903	11,368	10,902	40,058	35,172

Rio Tinto Coal Australia share

Share of hard coking coal sales (‘000 tonnes)		1,450	1,603	1,447	1,306	1,285	3,639	4,038

Share of other coal sales (‘000 tonnes) (b) (c)		7,743	7,525	7,523	6,453	5,937	23,751	19,912

(a)	Other coal production includes thermal coal and semi-soft coking coal.

(b)	Other coal sales includes thermal coal, semi-soft coking coal and semi-hard coking coal (a mixture of thermal coal and coki ng coal).

(c)	Sales relate only to coal mined by the operations and exclude traded coal.

Rio Tinto Energy America
Antelope mine	100.0%
Wyoming, US
Thermal coal production (‘000 tonnes)		7,760	7,640	7,691	7,682	7,601	23,109	22,975
Colowyo mine	(a )
Colorado, US
Thermal coal production (‘000 tonnes)		1,431	1,358	1,224	1,342	1,280	4,396	3,846
Cordero Rojo mine	100.0%
Wyoming, US
Thermal coal production (‘000 tonnes)		8,775	9,524	9,060	9,034	8,622	26,571	26,716
Decker mine	50.0%
Montana, US
Thermal coal production (‘000 tonnes)		1,551	1,733	1,488	1,568	1,666	4,717	4,722
Jacobs Ranch mine	100.0%
Wyoming, US
Thermal coal production (‘000 tonnes)		9,220	9,646	8,537	8,478	8,750	26,612	25,764
Spring Creek mine	100.0%
Montana, US
Thermal coal production (‘000 tonnes)		3,341	3,764	3,100	2,999	4,099	9,417	10,198

Total coal production (‘000 tonnes)		32,077	33,664	31,101	31,103	32,017	94,821	94,221

Total coal sales (‘000 tonnes)		32,077	33,661	31,101	31,103	32,165	94,821	94,369

(a)	In view of Rio Tinto Energy America’s responsibilities under a management agreement for the operation of the Colowyo mine, all of Colowyo’s output is included in Rio Tinto’s share of production.
Rio Tinto percentage interest shown above is at 30 September 2007. The data represent full production and sales on a 100% basis unless otherwise stated.
Third quarter 2007 operations review

RIO TINTO OPERATIONAL DATA

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2006	2006	2007	2007	2007	2006	2007

COPPER & GOLD

Escondida	30.0%
Chile
Sulphide ore to concentrator (‘000 tonnes)		18,258	22,585	23,450	23,064	22,406	61,573	68,920
Average copper grade (%)		1.55	1.55	1.62	1.58	1.63	1.61	1.61
Mill production (metals in concentrates):
Contained copper (‘000 tonnes)		234.0	289.4	319.1	305.6	305.2	832.8	929.9
Contained gold (‘000 ounces)		35	46	45	48	48	124	141
Contained silver (‘000 ounces)		1,464	1,777	1,877	1,973	2,234	4,869	6,084

Ore to leach (‘000 tonnes) (a)		14,712	9,659	15,509	8,435	7,329	46,405	31,273
Average copper grade (%)		0.25	0.45	0.34	0.53	0.44	0.32	0.41
Contained copper in leachate/mined material (‘000 tonnes)		36	43	52	45	32	148	130

Refined production from leach plants:
Copper cathode production (‘000 tonnes)		30	57	66	66	54	77	186

Freeport-McMoRan Copper & Gold
Grasberg mine (a)	0.0	% (40.0% of the expansion)
Papua, Indonesia
Ore treated (‘000 tonnes)		21,170	22,681	20,563	19,568	18,111	61,035	58,242
Average mill head grades:
Copper (%)		0.85	1.08	1.21	0.82	0.60	0.76	0.89
Gold (g/t)		0.83	0.95	2.01	1.63	0.42	0.81	1.39
Silver (g/t)		3.46	3.87	4.75	3.56	2.02	3.82	3.50
Production of metals in concentrates:
Copper in concentrates (‘000 tonnes)		152.9	220.3	225.6	145.9	92.7	390.5	464.2
Gold in concentrates (‘000 ounces)		471	589	1,182	916	195	1,292	2,293
Silver in concentrates (‘000 ounces)		1,453	2,083	2,273	1,397	649	3,526	4,318

Sales of payable metals in concentrates: (b)
Copper in concentrates (‘000 tonnes)		155.5	211.3	194.2	157.4	91.1	378.3	442.7
Gold in concentrates (‘000 ounces)		487	564	1,010	978	236	1,267	2,224
Silver in concentrates (‘000 ounces)		1,167	1,592	1,571	1,202	524	2,723	3,298

(a)	Through a joint venture agreement with Freeport-McMoRan Copper & Gold (FCX), Rio Tinto is entitled to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998. The first nine months 2007 results include the first half 2007 actuals and third quarter 2007 forecasts from FCX’s most recent five year plan. FCX is not releasing its actual 100% operating data for the third quarter 2007 until the release of its 2007 third quarter and nine month results on October 24, 2007.

(b)	Net of smelter deductions.
Rio Tinto percentage interest shown above is at 30 September 2007. The data represent full production and sales on a 100% basis unless otherwise stated.
Third quarter 2007 operations review

RIO TINTO OPERATIONAL DATA

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2006	2006	2007	2007	2007	2006	2007
COPPER & GOLD (continued)

Kennecott Minerals Company
Cortez/Pipeline mine	40.0%

Nevada, US
Ore treated
Milled (‘000 tonnes)		956	842	763	697	914	2,456	2,375
Leached (‘000 tonnes)		7,452	7,312	11,007	5,956	4,775	15,728	21,738
Sold for roasting (‘000 tonnes)		—	—	—	—	—	35	—
Average ore grade: gold
Milled (g/t)		2.89	2.64	2.49	2.80	2.83	2.48	2.71
Leached (g/t)		0.43	0.42	0.52	0.51	0.50	0.41	0.51
Sold for roasting (g/t)		—	—	—	—	—	6.50	—
Gold produced (‘000 ounces)		136	153	113	154	134	291	400

Greens Creek mine	70.3%

Alaska, US
Ore treated (‘000 tonnes)		162	187	166	148	178	478	492
Average ore grades:
Gold (g/t)		4.39	4.82	4.44	4.57	4.85	4.30	4.63
Silver (g/t)		619	540	562	624	533	541	570
Zinc (%)		8.9	10.1	9.5	9.1	9.6	9.1	9.5
Lead (%)		4.0	3.6	3.6	3.8	3.7	3.7	3.7
Metals produced in concentrates:
Gold (‘000 ounces)		16	19	16	15	19	44	50
Silver (‘000 ounces)		2,553	2,497	2,371	2,316	2,287	6,369	6,974
Zinc (‘000 tonnes)		10.8	14.5	12.5	10.6	13.7	33.0	36.9
Lead (‘000 tonnes)		4.6	4.8	4.2	3.9	4.6	12.1	12.7

Rawhide mine (a)	51.0%

Nevada, US
Metals produced in doré:
Gold (‘000 ounces)		7	6	5	6	4	20	16
Silver (‘000 ounces)		64	50	51	54	34	182	139

(a) Mining operations were completed in October 2002 and processing of stockpiled ores was completed in May 2003. Residual gold and silver production continues from the leach pads.

Kennecott Utah Copper
Barneys Canyon mine (a)	100.0%
Utah, US
Gold produced (‘000 ounces)		5	3	2	3	3	12	8

(a) Mining operations ceased in the first quarter of 2002. Gold continues to be recovered from leach pads.

Bingham Canyon mine	100.0%
Utah, US
Ore treated (‘000 tonnes)		12,333	12,083	11,922	12,499	10,988	35,774	35,409
Average ore grade:
Copper (%)		0.62	0.63	0.56	0.53	0.52	0.64	0.54
Gold (g/t)		0.47	0.44	0.43	0.42	0.36	0.51	0.41
Silver (g/t)		3.22	3.09	3.14	3.07	2.87	3.64	3.03
Molybdenum (%)		0.057	0.055	0.056	0.050	0.050	0.057	0.052
Copper concentrates produced		269	245	202	234	222	774	659
(‘000 tonnes)
Average concentrate grade (% Cu)		25.5	27.1	26.7	23.6	22.2	25.7	24.1
Production of metals in copper
concentrates:
Copper (‘000 tonnes) (b)		68.9	66.4	54.1	55.6	49.5	199.1	159.2
Gold (‘000 ounces)		131	118	106	117	86	405	309
Silver (‘000 ounces)		1,033	928	856	981	757	3,286	2,595
Molybdenum concentrates produced (‘000 tonnes):		8.3	7.4	8.3	6.7	6.2	22.8	21.2
Molybdenum in concentrates (‘000 tonnes)		4.7	4.2	4.7	3.8	3.5	12.6	11.9
Kennecott smelter & refinery	100.0%
Copper concentrates smelted (‘000 tonnes)		220	156	272	297	263	762	832
Copper anodes produced (‘000 tonnes) (c)		50.4	33.3	69.0	73.7	61.8	182.5	204.5
Production of refined metal:
Copper (‘000 tonnes)		55.1	24.2	69.7	67.9	68.7	193.7	206.3
Gold (‘000 ounces) (d)		137	67	115	147	128	395	390
Silver (‘000 ounces) (d)		1,148	598	870	1,014	1,164	3,554	3,048

(b)	Includes a small amount of copper in precipitates.

(c)	New metal excluding recycled material.

(d)	Includes gold and silver in intermediate products.

Rio Tinto percentage interest shown above is at 30 September 2007. The data represent full production and sales on a 100% basis unless otherwise stated.
Third quarter 2007 operations review

RIO TINTO OPERATIONAL DATA

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2006	2006	2007	2007	2007	2006	2007
COPPER & GOLD (continued)

Northparkes Joint Venture	80.0%
New South Wales, Australia
Ore treated (‘000 tonnes)		1,427	1,499	1,367	1,363	1,264	4,290	3,994
Average ore grades:
Copper (%)		1.57	1.57	1.38	1.01	0.65	1.52	1.02
Gold (g/t)		0.69	0.71	0.78	0.67	0.50	0.61	0.65

Copper concentrates produced (‘000 tonnes)		52.4	54.2	42.2	32.4	21.4	153.2	96.0

Contained copper in concentrates:
Saleable production (‘000 tonnes)		21.0	22.2	17.2	12.4	7.0	61.1	36.6
Sales (‘000 tonnes) (a)		14.4	15.6	16.3	13.6	9.5	45.8	39.4

Contained gold in concentrates:
Saleable production (‘000 ounces)		29.3	26.0	25.6	21.8	15.1	68.7	62.5
Sales (‘000 ounces) (a)		16.1	17.0	19.1	16.2	23.3	45.7	58.6

(a) Rio Tinto’s 80% share of material from the Joint Venture.

Palabora (a)	57.7%
Palabora mine
South Africa
Ore treated (‘000 tonnes)		2,668	2,783	2,886	3,025	3,046	7,947	8,957
Average ore grade: copper (%)		0.72	0.72	0.71	0.70	0.68	0.71	0.70
Copper concentrates produced (‘000 tonnes)		53.4	61.0	82.1	56.0	48.6	147.9	186.7
Average concentrate grade: copper (%)		29.4	28.5	27.4	31.5	31.0	29.9	29.6
Copper in concentrates (‘000 tonnes)		15.7	17.4	22.5	17.6	15.0	44.1	55.2
Palabora smelter/refinery
New concentrate smelted on site (‘000 tonnes)		87.7	75.5	73.6	74.2	73.9	213.0	221.7
New copper anodes produced (‘000 tonnes)		22.4	22.2	21.2	22.9	24.0	56.4	68.0
Refined new copper produced (‘000 tonnes)		22.9	22.1	20.8	22.9	24.0	59.1	67.7
By-products:
Magnetite concentrate (‘000 tonnes)		299	281	262	321	361	846	943
Refined nickel sulphate (tonnes)		25	32	21	164	489	88	674
Vermiculite plant
Vermiculite produced (‘000 tonnes)		52	50	50	50	50	148	150

(a)	Rio Tinto’s shareholding in Palabora varied during 2006 due to the progressive conversion of debentures into ordinary shares.
DIAMONDS

Argyle Diamonds	100.0%
Western Australia
AK1 ore processed (‘000 tonnes)		2,162	2,192	2,168	2,178	2,362	6,249	6,708
AK1 diamonds produced (‘000 carats)		8,330	8,026	3,470	4,414	4,865	21,052	12,749

Diavik Diamonds	60.0%
Northwest Territories, Canada Ore processed (‘000 tonnes)		722	509	520	643	656	1,822	1,819
Diamonds recovered (‘000 carats)		2,829	2,492	2,585	3,291	3,123	7,337	8,999

Murowa Diamonds	77.8%
Zimbabwe
Ore processed (‘000 tonnes)		44	47	30	46	55	170	131
Diamonds recovered (‘000 carats)		57	50	15	31	40	190	86

Rio Tinto percentage interest shown above is at 30 September 2007. The data represent full production and sales on a 100% basis unless otherwise stated.
Third quarter 2007 operations review

RIO TINTO OPERATIONAL DATA

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2006	2006	2007	2007	2007	2006	2007
IRON ORE & IRON

Hamersley Iron
Western Australia
Saleable iron ore production (‘000 tonnes):
Paraburdoo, Mount Tom Price, Marandoo,
Yandicoogina, Brockman and Nammuldi	100.0%	21,304	20,964	20,161	24,617	23,990	58,244	68,767
Channar	60.0%	2,652	2,652	2,641	2,905	2,589	7,147	8,136
Eastern Range	(a )	2,326	2,112	2,166	1,670	1,562	6,102	5,397

Total production (‘000 tonnes)		26,282	25,728	24,968	29,192	28,141	71,493	82,300

Total sales (‘000 tonnes) (b)		26,680	27,830	23,770	27,317	26,661	71,230	77,747

(a) Rio Tinto owns 54% of the Eastern Range mine. Under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture and therefore all of the production is included in Rio Tinto’s share of production.

(b) Sales represent iron ore exported from Western Australian ports.

HIsmelt® (a)	60.0%
Western Australia
Pig iron production (‘000 tonnes)		26	31	21	0	49	57	70

Iron Ore Company of Canada	58.7%
Newfoundland & Labrador and Quebec in Canada Saleable iron ore production:
Concentrates (‘000 tonnes)		983	747	82	613	723	2,615	1,418
Pellets (‘000 tonnes)		3,124	3,543	2,325	2,334	3,323	9,175	7,982
Sales:
Concentrate (‘000 tonnes)		651	1,392	436	296	820	1,522	1,552
Pellets (‘000 tonnes)		3,198	4,305	1,791	2,727	3,327	8,630	7,845

Rio Tinto Brasil
Corumbá mine	100.0%
Mato Grosso do Sul, Brazil
Saleable iron ore production (‘000 tonnes) (a)		538	549	460	424	528	1,433	1,413
Sales (‘000 tonnes)		462	479	347	245	401	1,292	993

(a) Production includes by-product fines.

Robe River Iron Associates
Pannawonica mine	53.0%
Western Australia
Saleable iron ore production (‘000 tonnes)		7,501	8,018	6,168	6,901	5,608	21,255	18,677
Sales (‘000 tonnes)		7,685	7,541	5,938	7,230	5,728	21,577	18,896
West Angelas mine	53.0%
Western Australia
Saleable iron ore production (‘000 tonnes)		6,781	5,795	6,020	6,178	6,432	17,864	18,630
Sales (‘000 tonnes)		6,224	6,513	5,143	6,793	8,055	16,802	19,992

Rio Tinto percentage interest shown above is at 30 September 2007. The data represent full production and sales on a 100% basis unless otherwise stated.
Third quarter 2007 operations review

RIO TINTO OPERATIONAL DATA

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2006	2006	2007	2007	2007	2006	2007
SALT

Rio Tinto Minerals — salt (a)	68.4%
Western Australia Salt production (‘000 tonnes)		2,229	2,013	1,719	1,476	1,480	6,310	4,675

(a) Rio Tinto increased its shareholding in Rio Tinto Minerals — salt to 68.4% at the beginning of July 2007.

TALC

Rio Tinto Minerals — talc	100.0%
Australia, Europe, and North America
Talc production (‘000 tonnes)		340	325	352	326	318	1,066	997

TITANIUM DIOXIDE FEEDSTOCK

Rio Tinto Iron & Titanium	100.0%
Canada and South Africa
(Rio Tinto share)
Titanium dioxide feedstock production (‘000 tonnes)		338	380	351	367	356	1,035	1,075

URANIUM

Energy Resources of Australia Ltd
Ranger mine	68.4%
Northern Territory, Australia
Production (‘000 lbs U3O8)		2,418	3,715	2,204	3,269	2,895	6,655	8,368

Rössing Uranium Ltd	68.6%
Namibia
Production (‘000 lbs U3O8)		1,908	2,237	1,884	1,417	1,641	5,738	4,941

Rio Tinto percentage interest shown above is at 30 September 2007. The data represent full production and sales on a 100% basis unless otherwise stated.
Third quarter 2007 operations review

INDEX TO OPERATIONAL DATA

		Page
Aluminium

Anglesey Aluminium smelter	UK	12
Bell Bay smelter	Australia	12
Boyne Island smelter	Australia	12
Eurallumina	Italy	12
Queensland Alumina	Australia	12
Tiwai Point smelter	New Zealand	12
Weipa	Australia	12
Yarwun	Australia	12

Borates

Rio Tinto Minerals — borates	US	12
Boron	US	12
Tincalayu	Argentina	12

Coal

Rio Tinto Coal Australia:	Australia	13
-Bengalla	Australia	13
-Blair Athol	Australia	13
-Hail Creek	Australia	13
-Hunter Valley Operations	Australia	13
-Kestrel	Australia	13
-Mount Thorley Operations	Australia	13
-Tarong	Australia	13
-Warkworth	Australia	13
Rio Tinto Energy America:	US	13
-Antelope	US	13
-Colowyo	US	13
-Cordero Rojo	US	13
-Decker	US	13
-Jacobs Ranch	US	13
-Spring Creek	US	13

Copper

Escondida	Chile	14
Freeport-McMoRan Copper & Gold:	US	14
-Grasberg	Indonesia	14
Kennecott Utah Copper:	US	15
-Bingham Canyon	US	15
-Kennecott smelter and refinery	US	15
Northparkes	Australia	16
Palabora mine and smelter	South Africa	16

Diamonds

Argyle Diamonds	Australia	16
Diavik Diamonds	Canada	16
Murowa Diamonds	Zimbabwe	16

Gold

Escondida	Chile	14
Freeport-McMoRan Copper & Gold:	US	14
-Grasberg	Indonesia	14
Kennecott Utah Copper:	US	15
-Barneys Canyon	US	15
-Bingham Canyon	US	15
Kennecott Minerals:	US	15
-Cortez/Pipeline	US	15
-Greens Creek	US	15
-Rawhide	US	15
Northparkes	Australia	16

Iron Ore

Corumbá	Brazil	17
Hamersley:	Australia	17
-Brockman	Australia	17
-Channar	Australia	17
-Eastern Range	Australia	17
-Marandoo	Australia	17
-Mt Tom Price	Australia	17
-Nammuldi	Australia	17
-Paraburdoo	Australia	17
-Yandicoogina	Australia	17
Iron Ore Company of Canada	Canada	17

Robe River:	Australia	17
Pannawonica	Australia	17
West Angelas	Australia	17

Lead/Zinc

Kennecott Minerals:	US	15
-Greens Creek	US	15

Molybdenum

Bingham Canyon	US	15

Pig Iron

HIsmelt®	Australia	17

Salt

Rio Tinto Minerals — salt	Australia	18

Silver

Bingham Canyon	US	15
Escondida	Chile	14
Grasberg	Indonesia	14
Greens Creek	US	15

Talc

Rio Tinto Minerals — talc	Australia/Europe/
	US/Canada	18

Titanium dioxide feedstock

QIT mine and smelter	Canada	18
Richards Bay Minerals mine and smelter	South Africa	18

Uranium

Energy Resources of Australia	Australia	18
-Ranger	Australia	18
Rössing	Namibia	18
Third quarter 2007 operations review